Filed by Jefferson Savings Bancorp, Inc.

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

                                Subject Company: Jefferson Savings Bancorp, Inc.
                                                  Commission File No.: 333-50536

FOR IMMEDIATE RELEASE                                FOR MORE INFORMATION
                                                     Paul J. Milano
                                                     Chief Financial Officer
                                                     (636) 227-3000

NASDAQ Symbol: JSBA
In newspaper stock tables generally JeffSvg


                        JEFFERSON SAVINGS BANCORP REPORTS
                             FOURTH QUARTER EARNINGS
                             -----------------------

ST. LOUIS, January 29, 2001...Jefferson Savings Bancorp, Inc. ("the Company"), the holding company for Jefferson Heritage Bank ("the Bank"), reported fourth quarter earnings of $2.7 million, or $0.27 per diluted share. Included in fourth quarter earnings were approximately $535,000 in expenses related to the Company's proposed merger with and into Union Planters Corporation. Excluding these merger-related expenses, fourth quarter earnings were $3.2 million, or $0.33 per diluted share, compared to $2.7 million, or $0.28 per diluted share, for the comparable 1999 period. For the year, net income was $11.4 million, or $1.17 per diluted share. Excluding merger-related expenses of approximately $854,000, net income for the year was $12.2 million, or $1.25 per diluted share, compared to $10.2 million, or $1.05 per diluted share the year before.

Net interest income in the fourth quarter was up 6%, to $11.4 million, from $10.7 million the year before, reflecting a 10% increase in the average balance of loans receivable partially offset by a decline in the interest rate spread to 2.58% from 2.61%. Loan originations grew 4%, to approximately $165 million for the fourth quarter of 2000 compared to approximately $159 million in last year's fourth quarter. Commercial real estate and construction lending for the quarter represented approximately 78% of total origination activity compared with approximately 21% during the 1999 quarter. The Company experienced a 13% decline in loan repayments, totaling approximately $130 million in this year's fourth quarter, down from approximately $149 million in last year's fourth quarter.

Net interest income for the year saw an 8% improvement, to $44.7 million, from $41.2 million. The average balance of loans receivable increased 9% and the interest rate spread improved to 2.62% from 2.54%. With loan originations increasing 27% from prior year levels, commercial real estate and construction lending accounted for approximately 70% of origination activity, versus approximately 67% the year before.

Noninterest income in the fourth quarter was up slightly, to $2.3 million from $2.2 million. For the year, noninterest income increased 67% to $8.1 million from $4.9 million, attributed primarily to increases in income from bank owned life insurance, customer loan and service fees and gain on sale of loans and loan servicing. The Bank purchased $25 million in bank owned life insurance in the fourth quarter of 1999 and another $25 million in fourth quarter of 2000, which contributed an additional $1.4 million to noninterest income for all of 2000. Servicing and other loan fees increased $552,000, to $1.3 million, as the result of increased loan origination volume. Fees for other services to customers increased $498,000, to $1.7 million, as the result of an increase in ATM fees and customer service charges on savings deposits. Gain on sale of loans and loan servicing increased $538,000, to $2.8 million, as the result of the sale of $77 million in loan servicing rights in 2000 and an increase in the amount of loans sold to $204 million for 2000 from $144 million for 1999.

Noninterest expense rose to $8.8 million in the current quarter from $7.9 million and, for the year, to $33.0 million from $28.5 million. Compensation and employee benefits expense and occupancy expense related to staffing and opening offices for the Bank's new mortgage company and corporate operations center represented most of the increases for the quarter and year. The ratio of noninterest expense to average assets and the efficiency ratio were 2.00% and 62.5%, respectively, for all of 2000. Excluding merger-related expenses, the noninterest expense ratio was 1.95% for 2000 compared to 1.88% for 1999 and the efficiency ratio was 60.9% in 2000 compared to 61.9% in 1999.

Total nonperforming assets increased $8.0 million to $17.1 million at December 31, 2000 from $9.1 million at December 31, 1999 primarily as the result of a $3.1 million increase in nonaccruing residential real estate loans, a $2.1 million increase in nonaccruing commercial real estate loans, a $1.4 million increase in nonaccruing construction loans, and a $1.5 million increase in foreclosed construction loans. The increase in nonaccruing residential loans was due to a net increase of 24 single-family permanent loans classified as nonaccrual during 2000 and a 33.0% increase in the average principal balance per loan. The increase in nonaccruing construction loans was due to a net increase of six construction loans classified as nonaccrual during 2000 and a 55.5% increase in the average principal balance per loan. The increase in nonaccruing commercial real estate loans was due to a net increase of eight commercial real estate loans classified as nonaccrual during 2000, partially offset by a 47.9% decrease in the average principal balance per loan. The increase in foreclosed assets was due to a net increase of eight properties acquired through foreclosure during 2000. The ratio of nonperforming assets, net to total assets was 0.99% at December 31, 2000 compared to 0.57% at December 31, 1999.

Net loan charge-offs for the quarter and year ended December 31, 2000 totaled $81,000 and $474,000, respectively, compared to $215,000 and $241,000, respectively, for the quarter and year ended December 31, 1999. The allowance for losses on loans is maintained at a level considered adequate to absorb probable loan losses determined on the basis of management's continuing review and evaluation of the loan portfolio including consideration of changes in the composition of the loan portfolio, the current volume and condition of loans outstanding, past loan loss experiences and trends, and the probability of collecting all amounts due. Based on this analysis, the Company recorded a $240,000 provision for losses on loans for the quarter ended

December 31, 2000 compared to $520,000 in the comparable 1999 quarter. For the year, the Company recorded a $1,125,000 provision for losses on loans in 2000 compared to $520,000 in 1999. At December 31, 2000, the allowance for loan losses was $7.6 million, or 0.56% of loans, compared to $6.9 million, or 0.56% of loans, at December 31, 1999.

The ratio of stockholders' equity to total assets was 8.17% at December 31, 2000 and there were 10,084,364 common shares outstanding. Book value per share at December 31, 2000 was $14.47. The Company presently has approximately $1.7 billion in assets, 11 offices in Missouri, 20 offices in Texas, and 6 loan origination offices in Arizona, Tennessee, Oregon and Washington.

The Company announced on September 20, 2000 that it had signed a definitive agreement to merge with Union Planters Corporation. The proposed merger is subject to approval by the Company's stockholders at a special meeting to be held on January 31, 2001. The merger is expected to be completed in February 2001.

THE COMPANY URGES STOCKHOLDERS AND OTHER INVESTORS TO READ THE PROXY STATEMENT-PROSPECTUS, WHICH HAS BEEN SENT TO STOCKHOLDERS IN CONNECTION WITH THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 31, 2001 TO CONSIDER THE MERGER WITH UNION PLANTERS CORPORATION. THE PROXY STATEMENT-PROSPECTUS CONTAINS IMPORTANT INFORMATION REGARDING THE MERGER. THE PROXY STATEMENT-PROSPECTUS HAS BEEN FILED BY UNION PLANTERS CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A REGISTRATION STATEMENT ON FORM S-4 AND IS AVAILABLE FOR FREE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS IS ALSO AVAILABLE FOR FREE FROM EITHER THE COMPANY OR UNION PLANTERS AT THE FOLLOWING ADDRESSES:

PAUL J. MILANO                         E. JAMES HOUSE, JR.
CHIEF FINANCIAL OFFICER, TREASURER     SECRETARY AND MANAGER OF LEGAL DEPARTMENT
  & SECRETARY                          UNION PLANTERS CORPORATION
JEFFERSON SAVINGS BANCORP, INC.        7130 GOODLETT FARMS PARKWAY
15435 CLAYTON ROAD                     MEMPHIS, TN 38108
BALLWIN, MO 63011                      (901) 580-6584
(636) 227-3000

This release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act, that involve risk and uncertainty. A variety of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties include, but are not limited to, the growth of the economy, interest rate movements, timely development of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer-based requirements, Congressional legislation, regulation and similar matters. Readers of this release are cautioned not to place undue reliance on forward-looking statements, which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations. The Company does not undertake and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                            Financial Tables Attached

                         JEFFERSON SAVINGS BANCORP, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                         December 31,
                                                                                   ------------------------
                                Assets                                               2000           1999
                                ------                                               ----           ----

Cash and interest-bearing deposits .............................................   $   19,795       21,600
Investment securities, net (1) (2) .............................................      136,979      127,596
Mortgage-backed securities, net (2) ............................................      109,293      118,447
Loans receivable, net ..........................................................    1,358,824    1,238,926
Excess of cost over fair value of net assets acquired ..........................       18,297       20,088
Accrued income and other assets ................................................       84,855       56,277
                                                                                   ----------    ---------
                                                                                   $1,728,043    1,582,934
                                                                                   ----------    ---------
                 Liabilities and Stockholders' Equity
                 ------------------------------------
Liabilities:
     Savings deposits ..........................................................   $  877,387      974,965
     Borrowed money ............................................................      699,205      468,370
     Accrued expenses and other liabilities ....................................       10,293       13,518
                                                                                   ----------    ---------
            Total liabilities ..................................................    1,586,885    1,456,853
Stockholders' equity ...........................................................      141,158      126,081
                                                                                   ----------    ---------
                                                                                   $1,728,043    1,582,934
                                                                                   ----------    ---------

             CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          Three Months Ended        Year Ended
                                                                             December 31,           December 31,
                                                                        ---------------------    -------------------
                                                                          2000         1999       2000        1999
                                                                          ----         ----       ----        ----
Interest and dividend income ........................................   $ 33,547      28,410     125,494     107,738
Interest expense ....................................................     22,184      17,686      80,821      66,543
                                                                        --------    --------    --------    --------
            Net interest income .....................................     11,363      10,724      44,673      41,195
Provision for losses on loans .......................................        240         520       1,125         520
                                                                        --------    --------    --------    --------
            Net interest income after
                provision for losses on loans .......................     11,123      10,204      43,548      40,675
                                                                        --------    --------    --------    --------
Noninterest income:
     Income from bank owned life insurance, net .....................        632         173       1,591         173
     Gain on sales of investment securities, net ....................         23        --             8          20
     Gain on sales of mortgage-backed securities, net ...............         22        --            22          37
     Gain on sales of loans and loan servicing, net .................        848       1,304       2,815       2,276
     Results of real estate operations, net .........................        (24)        (19)        (66)       (163)
     Other noninterest income .......................................        844         750       3,731       2,509
                                                                        --------    --------    --------    --------
            Total  noninterest  income ..............................      2,345       2,208       8,101       4,852
                                                                        --------    --------    --------    --------
Noninterest expense:
     General and administrative .....................................      8,366       7,404      31,176      26,696
     Amortization of excess cost over fair value
         of net assets acquired .....................................        448         448       1,791       1,793
                                                                        --------    --------    --------    --------
            Total noninterest expense ...............................      8,814       7,852      32,967      28,489
                                                                        --------    --------    --------    --------
            Income before income taxes ..............................      4,654       4,560      18,682      17,038
Income tax expense ..................................................      1,976       1,832       7,309       6,888
                                                                        --------    --------    --------    --------
            Net  income .............................................   $  2,678       2,728      11,373      10,150
                                                                        ========    ========    ========    ========

Earnings per share, basic ...........................................   $   0.28        0.29        1.19        1.07
Earnings per share, diluted .........................................       0.27        0.28        1.17        1.05
                                                                        ========    ========    ========    ========

(1)  Includes stock in Federal Home Loan Bank.
(2)  Includes securities available for sale.

                         JEFFERSON SAVINGS BANCORP, INC.
                                AND SUBSIDIARIES

                            SELECTED FINANCIAL RATIOS

                                                                         Three Months Ended      Year Ended
                                                                            December 31,        December 31,
                                                                         ------------------   ----------------
                                                                           2000     1999      2000      1999
                                                                           ----     ----      ----      ----
Earnings per share, basic .........................................      $ 0.28    $ 0.29    $ 1.19    $ 1.07
Earnings per share, diluted .......................................      $ 0.27    $ 0.28    $ 1.17    $ 1.05
Return on average equity (1) ......................................        7.76%     8.69%     8.65%     8.10%
Return on average assets (1) ......................................        0.62%     0.69%     0.69%     0.67%
Interest rate spread (1) ..........................................        2.58%     2.61%     2.62%     2.54%
Net interest margin (1) ...........................................        2.79%     2.85%     2.85%     2.83%
Noninterest expense to average assets (1) .........................        2.05%     1.99%     2.00%     1.88%
Efficiency Ratio ..................................................       64.30%    60.72%    62.47%    61.87%
                                                                                 December 31,
                                                                              --------------------
                                                                               2000         1999
                                                                               ----         ----
Book value per share ......................................................   $14.47       $13.28
Stockholders' equity to total assets ......................................     8.17%        7.97%
Allowance for loan losses, in thousands ...................................   $ 7,589      $ 6,938
Allowance for loan losses to net loans ....................................     0.56%        0.56%
Nonperforming assets, net to total assets .................................     0.99%        0.57%

(1)  Ratios for interim periods have been annualized.